Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-121231 and 333-175785 on Form S-8 of SuperCom Ltd. ("the Company") of our reports dated May 24, 2017 (except for Notes 2q, 2x, 6, and 14 as to which the report is dated June 7, 2018), [which report includes an explanatory paragraph with respect the separation revenues and cost of revenue to products and services in accordance with Rules 5-03(b)(1) and (2) of Regulation S-X] ,relating to the 2016 financial statements (before the effects of the adjustments to retrospectively apply the change in accounting for restricted cash discussed in Note 2x (not presented herein), appearing in this Annual Report on Form 20-F of the Company for the year ended December 31, 2018.

/S/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

December 2, 2019